August 21, 2024

Frank Gomez
President
Neuralbase AI Ltd. (f/k/a Viratech Corp.)
429 W. Plumb Lane
Reno, NV 89509

        Re: Neuralbase AI Ltd. (f/k/a Viratech Corp.)
            Registration Statement on Form 10-12G
            Filed July 26, 2024
            File No. 000-33325
Dear Frank Gomez:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Explanatory Note, page 2

1.     We note that you are voluntarily registering your common stock under
Section 12(g) of
       the Securities Exchange Act of 1934. We further note your acknowledgement that the
       Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our
       comments are not addressed within this 60-day time period, you may wish to withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. Description of Business, page 4

2. Please prominently disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business
 August 21, 2024
Page 2

       operations, no revenues, and no significant assets. Further, please disclose the amount of funding you will need to raise over the next 12 months to continue in business.
3. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future products, please provide the status of development and indicate the timeframe for which you anticipate offering these products and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. In this regard, please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you.
4. We note your risk factor concerning your ability to protect your intellectual property. We further note that you will or have employed "a combination of trade secret, copyright, trademark and, to a lesser extent, patent laws, as well as confidentiality procedures and contractual provisions." Please revise your disclosure to detail the intellectual property protections you have employed and discuss the importance and duration of all material patents, trademarks and licenses held.
Our business will depend on certain key personnel,..., page 23

5. Identify by name the key personnel upon whom you depend. Also, expand to make this risk more specific to your company and explain why you face this risk. We rely on consumer discretionary spending ..., page 23

6. We note your risk factor concerning consumer discretionary spending. Based on your description of your business, this risk factor does not appear to be applicable to you.
       Either delete this risk factor or revise it in manner that it is applicable to your business.
Liquidity and Capital Resources, page 26

7. Please clearly state how long you can satisfy your cash requirements based upon cash on hand and revenues from operations and explain whether you will have to raise additional funds in the next twelve months. Please also include a reasonably detailed discussion of your ability to continue in existence as a going concern and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K.
Properties, page 28

8. Please disclose here the location of your principal executive office. In this regard, we note your current report on Form 8-K filed on August 16, 2024, in connection with the company name change, which lists a business address in Colombia. To the extent you operate your business from Colombia, please update your filing to discuss any material risks and uncertainties associated with operating from such location. Directors and Executive Officers, page 29

9. We note on page 30 you disclose that you have two independent directors. Please provide for them the information required by Item 401 of Regulation S-K.
 August 21, 2024
Page 3

Certain Relationships and Related Transactions, and Director independence, page
30

10. We note that under the title "Transactions with Related Persons" you disclose "Not applicable." Please augment your disclosure to explain why this required disclosure is not applicable. In this regard, we note the May 16, 2024, Asset Purchase Agreement among you, Frank Gomez and Grupo FG SAS, which would appear to trigger disclosure under
       Item 404 of Regulation S-K.
11. We note on page 30 you disclose that you have two independent directors. Please identify these directors by name and disclose the standards by which they are independent, as well as any other applicable information required by Item 407(a) of Regulation S-K.
Recent Sales of Unregistered Securities, page 31

12. Please disclose the transactions by which the holders identified in the beneficial ownership table on page 28 received their securities. In this regard, we note there does not appear to be a Securities Act registration statement covering the issuance of securities to such holders. Please refer to Item 701 of Regulation S-K.
Financial Statements for the quarter ended March 31, 2024 (unaudited)
Notes to the Consolidated Financial Statements
Note 9 - Subsequent Event, page F-20

13. You disclose you analyzed operations subsequent to March 31, 2024 to the date these financial statements were available to be issued and determined there were no material subsequent events to disclose. However, it appears the unwind transaction with Mr.
       Gopishetty and the Asset Purchase Agreement with Mr. Gomez each occurring on May
       16, 2024 should be disclosed here. Please revise as appropriate.
General

14. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-
       2 under the Exchange Act, because you appear to have no or nominal operations and no or nominal assets. Accordingly, please prominently disclose your shell company status and disclosure the consequences of that status. If you do not believe you are a shell company, please provide us with your legal analysis.
 August 21, 2024
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services